UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

 November 8, 2023  Q3 2023 Earnings Presentation

 DISCLAIMER  Forward Looking Statements  This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate. In some cases, you can identify forward-looking statements by terminology such as “anticipate”, “believe”, “could”, “estimate”, “expect“, “may”, “plan“, “should” or “will” or the negative of such terms or other similar expressions or terminology.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.  Investors should read the section entitled “Item 3.D.—Risk Factors” and the description of our segments and business sectors in the section entitled “Item 4.B. Information on the Company—Business Overview”, each in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.  Forward-looking statements include, but are not limited to, statements relating to: our financing strategy; our investment plan, including our committed or earmarked investments for 2023 and 2024; growth update and projects pipeline, including certain of our projects under construction; our plans to sell certain assets; CAFD estimates, including per currency, geography and sector; net corporate debt / CAFD before corporate debt service based on CAFD estimates; debt refinancing or reduction; our expectations about the demand of renewable energy and our ability to capture growth opportunities; self-amortizing project debt structure; our balance sheet and state of our liquidity; the use of non-GAAP measures as a useful tool for investors; the possibility to extend asset life; and various other factors, including those factors discussed under “Item 3.D.—Risk Factors” and “Item 5.A.—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC.  Non-GAAP Financial Measures  This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share and Adjusted EBITDA) in this presentation provides useful information to investors.  In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe that constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

 Highlights  Prudent and Simple Financing Model  No complex financings. No partners with preferred distribution rights  Non-recourse self-amortizing project debt is a key principle  BB+ Rating  Limited interest rate risk1  Constructive PPA Environment  Solid prospects for renewable energy demand  PPA prices incorporating current capital markets conditions  Well positioned to take advantage of the current market  As an example, Coso Batteries 1 and 2, two storage projects under construction in California just signed two tolling agreements/PPAs with an investment grade utility  Visible Growth Plan  Pipeline: 2.1 GW of Renewable Energy and 6.0 GWh of Storage  Multiple growth levers, including expansions, repowering and optimization of existing assets  Well Contracted and Diversified Portfolio  100% contracted or regulated assets2  13 years weighted average PPA life remaining   50% of revenue non-dependent on natural resource3  See further detail in slide 10 and 18.  100% contracted or regulated. Regulated revenue in Spain, Chile TL3 and Italy and non-contracted nor regulated in the case of Chile PV1 and Chile PV3.   Calculated as a % of Revenue from FY 2022. Revenues non-dependent on natural resources includes transmission lines, efficient natural gas and heat, water assets and approximately 76% revenues received by our Spanish assets.

 US$ in million (except CAFD per share)  2023  2022  ∆ Reported  ∆   Excluding   FX impact  Revenue  858.6  858.4  -  -2  Adjusted EBITDA  627.3  630.6  (0.5)%  (0.5)%2  CAFD  184.2  179.0  2.9%  0.6%3  CAFD per share1  1.59  1.57  1.2%  (1.1)%3  HIGHLIGHTS  Operating Results  CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period (see reconciliation on page 28).  Compared to first nine months 2022, on a constant currency basis.  Compared to first nine months 2022, excluding $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner in Q1 2023.  First 9 Months

 HIGHLIGHTS  Performance by Region and Sector  North America  South America  EMEA  Renewables  Efficient Nat. Gas & Heat  Transmission Lines  Water  Revenue  Adjusted EBITDA  US$ in million  Revenue  Adjusted EBITDA  By Region  By Sector  9m 2023  9m 2022  ∆  338.7  323.7  4.6%  260.7  258.1  1.0%  9m 2023  9m 2022  ∆  140.3  122.5  14.5%  112.1  95.1  17.9%  9m 2023  9m 2022  ∆  379.6  412.2  (7.9)%  254.5  277.4  (8.3)%  9m 2023  9m 2022  ∆  640.1  652.8  (1.9)%  460.4  469.8  (2.0)%  9m 2023  9m 2022  ∆  85.0  81.9  3.8%  66.5  66.8  (0.4)%  9m 2023  9m 2022  ∆  91.8  83.3  10.2%  73.3  66.2  10.6%  9m 2023  9m 2022  ∆  41.7  40.4  3.1%  27.1  27.8  (2.5)%

Q3 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

KEY OPERATIONAL METRICS

Operational Performance

Renewables

	9m 2023	9m 2022
GWh produced[1]	4,383	4,155
MW in operation[2]	2,161	2,121

Transmission Lines

	9m 2023	9m 2022
Availability[4]	99.9%	99.9%
Miles in operation	1,229	1,229

Efficient Natural Gas & Heat

	9m 2023	9m 2022
GWh produced[3]	1,892	1,898
Availability[4,6]	98.8%	100.4%
MW in operation[5]	398	398

Water

	9m 2023	9m 2022
Availability[4]	101.2%	102.6%
Mft³ in operation[2]	17.5	17.5

(1) Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(2) Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.
(3) GWh produced includes 30% share of the production from Monterrey.
(4) Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.
(5) Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.
(6) Decrease in availability in ACT due to scheduled maintenance stops during the period, which do not affect revenue.

6

 INVESTMENT PLAN  Proactively Managing Investments in 2023 and 2024  2023  2024  Committed or earmarked for the full year  Coso Batteries 1 & 2  Batteries US  PV  Expansion of our existing lines  Transmission  Storage & others  Others  North America, South America & Europe  $100-120M  $150-180M  $46-53M1  (1) Our partner in Monterrey initiated a process to sell its 70% stake in the asset. Such process is well advanced and, as part of it, we intend to sell our interest as well under the same terms. The net proceeds to Atlantica are expected to be in the range of $46 to $53 million, after tax. The transaction is subject to certain conditions precedent and final transaction closing.   Sale of our 30% equity stake in Monterrey

 GROWTH UPDATE  2 PPAs Signed with an Investment Grade Utility  Coso Batteries Projects  PPAs Signed for Coso Batteries 1&2  Two 15-year tolling agreements signed for Coso Batteries 1 and Coso Batteries 2  Coso Batteries 2 is an 80 MWh (4 hours) storage project located inside our Coso geothermal plant in California  Investment grade offtaker  Fixed monthly payments   Additional revenue from ancillary services  Second life beyond PPA with possibility to sign resource adequacy   Coso Batteries 1 and Coso Batteries 2 with combined storage capacity of 180 MWh  Synergies with Coso geothermal plant  Economies of scale  Coso Batteries 1  Coso Batteries 2

Q3 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

GROWTH UPDATE

Pipeline of ~2.1 GW of Renewable Energy + ~6.0 GWh of storage

Development Pipeline

	Renewable Energy(GW)	Storage (GWh)
Total	2.1	+ 6.0
North America	1.1	4.0
Europe	0.4	1.8
South America	0.6	0.2

✓ **Focus on North America** supported by the Inflation Reduction Act


Project Type (GW)[1]
1%
42%
44%
13%
PV
Wind
Storage
Others
Source (GW)[1]
23%
77%
Repowering, expansion of existing assets
Greenfield developments
Project Stage (GW)[1]
37%
63%
Ready to build 23-24 or Advanced Development Stage
Early Stage

(1) Only includes projects estimated to be ready to build before or in 2030 of approximately 3.6 GW, 2.1 GW of renewable energy and 1.5 GW of storage (equivalent to 6.0 GWh). Capacity measured by multiplying the size of each project by Atlantica's ownership. Potential expansions of transmission lines not included.

9

Q3 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

PRUDENT FINANCING

Prudent and Simple Financing Model

Project Debt



$4,412M
~$1.9B[3] scheduled debt reduction in the next 5 years
$2,537M
Sep. 30, 2023
Dec. 31, 2023E
Dec. 31, 2024E
Dec. 31, 2025E
Dec. 31, 2026E
Dec. 31, 2027E
Dec. 31, 2028E

($M)	2022	2021
CAFD before Debt Service	**858**	**838**
Interest paid	(272)	(293)
Debt repayment	(348)	(319)
CAFD	**238**	**226**

- **Key Principle: majority of non-recourse self amortizing project debt** in ring-fenced subsidiaries
- **Project debt is fully repaid progressively** before the end of PPA/regulation[3]
- **No complex financings.** No partnerships where the partner has preferred distribution rights
- **$338 million** average annual project debt repayment between 2023 and 2028

Corporate Debt

- **BB+ Rating by S&P and Fitch**
- **Net corporate debt** represents **~20%** of net consolidated debt[2]
- **Net corporate debt / CAFD** before corporate interest ratio at **3.4x**[2]

Interest Rate Risk

- **93% of Consolidated Debt** has fixed rates or is hedged[5]
- **First sizeable corporate maturity in 2025 for $113 million**[4]
- **Project debt hedged for the life of the finance agreements**

(1) All amounts and ratios are as of September 30, 2023 unless otherwise indicated.
(2) Net corporate debt / CAFD before corporate debt service is calculated as net corporate debt divided by midpoint 2023 CAFD guidance before corporate debt service. If the ratio was calculated using last twelve months CAFD before corporate debt service instead of midpoint 2023 CAFD guidance before corporate debt service, the ratio would be 3.5x
(3) Project debt repayment schedule as of September 30, 2023, adjusted by two tranches of debt with mini-perm structures: $140 million in Coso to be refinanced in 2027 and $87 million in Logrosan (holding of Solaben assets) to be refinanced in 2028.
(4) Excluding $40 million corresponding to the Revolving Credit Facility.
(5) 96% of corporate debt and 92% of project debt is either fixed or hedged. (Refer to page 18 for detail).

10

 Appendix

Q3 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD



- 70% Renewable
- 15% Eff. Natural Gas & Heat
- 12% Transmission Lines
- 3% Water



- 40% North America
- 34% Europe
- 18% South America
- 8% RoW


Sector[1]
Geography[1]
Interest rates
Currency
Highly Contracted (~100%)[6]
Stable Cashflows
Atlantica
Sustainable Infrastructure

>50% of Revenue non dependent on natural resource[5]

~92% of interest **rates in project debt** are **fixed or hedged**[3]

13 years Weighted Average PPA Life Remaining[4]

>90% Denominated in USD or hedged[1,2]

(1) Based on CAFD estimates for the 2023-2026 period as of March 1, 2023, for the assets as of December 31, 2022, including assets that have reached COD before March 1, 2023. See "Disclaimer – Forward Looking Statements".
(2) Euro denominated cash flows from assets in Europe, net of euro-denominated corporate interest payments and general and administrative expenses, are hedged through currency options on a rolling basis 100% for the next 12 months and 75% for the following 12 months.
(3) Based on weighted outstanding debt as of September 30, 2023.
(4) Calculated as weighted average years remaining as of September 30, 2023 based on CAFD estimates for the 2023-2026 period, including assets that have reached COD before March 1, 2023. See "Disclaimer – Forward Looking Statements".
(5) Calculated as a % of Revenue from FY 2022. Revenues non-dependent on natural resources includes transmission lines, efficient natural gas and heat, water assets and approximately 76% revenues received by our Spanish assets.
(6) 100% contracted or regulated. Regulated revenue in Spain, Chile TL3 and Italy and non-contracted nor regulated in the case of Chile PV1 and Chile PV3.

12

 CASH FLOW  Operating Cash Flow  US$ in million   2023  2022  Adjusted EBITDA  627.3  XX  630.6  Share in Adjusted EBITDA of unconsolidated affiliates  (25.3)  (37.6)  Net interest and income tax paid  (159.9)  (162.1)  Variations in working capital   (116.1)  47.8  Non-monetary adjustments and other  7.9  37.0  OPERATING CASH FLOW  333.9  515.7   Acquisitions of subsidiaries and entities under the equity method and investments in assets under development and construction  (51.3)  (76.0)   Investments in operating concessional assets  (24.7)  (27.9)   Distributions from entities under the equity method & other   51.4  55.8  INVESTING CASH FLOW  (24.6)  (48.1)  FINANCING CASH FLOW   (310.0)  (263.1)  Net change in consolidated cash1  (0.7)  204.5  First 9 Months  Consolidated cash as of September 30, 2023, decreased by $6.4 million vs December 31, 2022, including FX translation differences of $(5.7) million.

Q3 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

NET DEBT

Net Corporate Debt to CAFD pre corporate interest at 3.4x

US$ in million

		Sept. 30, 2023	Dec. 31, 2022
Corporate	Net Corporate Debt[1]	998.6	956.4
	Net Corporate Debt/ CAFD pre corporate debt service[2]	3.4x	3.4x
Project	Net Project Debt[3]	3,865.5	4,012.9

(1) Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica's corporate level.

(2) Net corporate debt / CAFD before corporate debt service is calculated as net corporate debt divided by midpoint 2023 CAFD guidance before corporate debt service. CAFD before corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica. If the ratio was calculated using last twelve months CAFD before corporate debt service instead of midpoint 2023 CAFD guidance before corporate debt service, the ratio would be 3.5x.

(3) Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.

14

 Exchange rates as of September 30, 2023 (EUR/USD = 1.0573) and December 31, 2022 (EUR/USD = 1.0705).  Restricted cash is cash which is restricted generally due to requirements of certain project finance agreements.  US $ in million1  As of Sept. 30  2023  As of Dec. 31  2022  Corporate cash at Atlantica  48.0  60.8  Existing available revolver capacity  393.1  385.1  Total Corporate Liquidity  441.1  445.9  Cash at project companies  546.6  540.2   - Restricted2  209.1  207.6   - Other  337.5  332.6  LIQUIDITY  Liquidity Position

 Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term  ~$441.1 million  @ 30/09/23  Corporate Liquidity  ~3.4 years average maturity2 of current corporate debt  Revolving Credit Facility’s total limit is $450.0 million, of which $393.1 million was available as of September 30, 2023  $441.1 million available liquidity, out of which $48.0 million was corporate cash as of September 30, 2023  Corporate Debt Maturities1,2  Corporate Debt is the indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor.  Corporate Debt Maturities as of September 30 2023, except for the Revolving Credit Facility for which we are considering the new maturity of December 2025, extended on May 30, 2023.  Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc. level as of Sept 30, 2023 plus available capacity under the Revolving Credit Facility as of Sept 30, 2023.  Corporate Cash corresponds to cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.  153  3  4  LIQUIDITY AND DEBT MATURITIES  Healthy Balance Sheet and Strong Liquidity

 CORPORATE DEBT DETAILS  Corporate Debt as of September 30, 2023  No significant maturities in the short term  Exchange rates as of September 30, 2023 (EUR/USD = 1.0573).  Amounts include principal amounts outstanding, unless stated otherwise.  As of September 30, 2023, letters of credit with face value in an amount equal to $16.9 million were outstanding and $393.1 million was available under the Revolving Credit Facility. The latter has a total limit of $450 million.  US $ in million1  Maturity  Amounts2  Credit Facilities  (Revolving Credit Facility)3  2025  39.3  (Other facilities)4  2023 – 2028  51.5  Green Exchangeable Notes5  2025  109.2  2020 Green Private Placement6  (€ denominated)  2026  305.0  Note Issuance Facility 20207   (€ denominated)  2027  145.9  Green Senior Notes8  2028  395.7  Total  1,046.6  Other facilities include the Commercial Paper Program, accrued interest payable and other debt.   Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.  Senior secured notes dated April 1, 2020, of €290 million.  Senior unsecured note facility dated July 8, 2020, of €140 million.  Green Senior Unsecured Notes dated May 18, 2021, of $400 million.

Q3 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

INTEREST RATE RISK COVERAGE

93%[1] of Debt Fixed or Hedged[2]

Project Debt

ASSET	INTEREST TYPE	FIXED[1,3]
Solana	fixed	100%
Mojave	fixed	100%
Coso	hedged	100%
Solaben 2	hedged	90%
Solaben 3	hedged	90%
Logrosan	hedged	100%
Solacor 1	hedged	90%
Solacor 2	hedged	90%
Helioenergy 1	hedged	99%
Helioenergy 2	hedged	99%
Solnova 1	hedged	90%
Solnova 3	hedged	90%
Solnova 4	hedged	90%
Helios 1/2	fixed	100%
Solaben 1/6	fixed	100%
Palmatir	fixed	94%
Cadonal	hedged	88%
Melowind	hedged	75%
ACT	hedged	75%
ATN	fixed	100%
ATN 2	fixed	100%
ATS	fixed	100%
Quadra 1	hedged	75%
Quadra 2	hedged	75%
Palmucho	hedged	75%
Skikda	fixed	100%
Tenes	fixed	100%
Kaxu	hedged	58%
Chile PV 1&2	hedged	80%
Rioglass	hedged	78%
Montesejo	fixed	100%
	Hedged[4]	42.2%
	Fixed[4]	50.0%
	Total Fixed or Hedged	92.2%

Corporate Debt

INSTRUMENT	INTEREST TYPE	Sept. 30, 2023
Revolving Credit Facility (RCF)	Variable	39.3
Green Exchangeable Notes	Fixed	109.2
2020 Green Private Placement	Fixed	305.0
Note Issuance Facility 2020	Hedged (100%)	145.9
Green Senior Notes	Fixed	395.7
Other facilities[5]	Fixed	51.5
Total Outstanding Debt		**1,046.6**
	Hedged[4]	13.9%
	Fixed[4]	82.3%
	Total Fixed or Hedged	96.6%

~96% of Corporate Debt
~92% of Project Debt
fixed or hedged[1]

Project Debt fixed or hedged for the life of the project finance

(1) Calculated as the weighted average of the percentage of fixed or hedged corporate debt and the % of fixed or hedged project debt based on outstanding balance as of September 30, 2023.
(2) See our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 for additional information on the specific interest rates and hedges.
(3) Percentage fixed or hedged.
(4) Weighted average based on outstanding balance as of September 30, 2023.
(5) Other facilities include the Commercial Paper Program, accrued interest payable and other debt.

18

 Project Debt Amortization Schedule  Asset ($ Millions)  Oct. 1 to Dec.31  2023  Full Year           Forescasted ammortization Schedule on non-recourse Project debt as of September 30, 2023 ($ millions)  2023 (October to December)  2024  2025  2026  2027  2028  Thereafter     Total  Solana  22.8   24.2   26.8   29.5   32.4   35.4   415.4   586.6   Mojave  29.7   36.9   38.1   39.4   40.7   36.2   275.9   496.9   Kaxu  20.6   24.8   25.2   28.4   31.0   33.5   83.2   246.7   Helios 1/2  12.8   21.0   21.4   20.9   21.2   21.6   161.3   280.2   Solaben 1/6  8.6   13.7   14.6   15.2   15.6   16.3   96.7   180.7   Solaben 2/3  11.2   12.1   18.6   20.6   22.1   110.84   122.6   318.0   Solnova 1/3/4  18.5   29.7   30.2   31.7   31.5   30.4   169.8   341.7   Helioenergy 1/2  11.9   18.5   19.6   18.6   19.8   21.9   126.3   236.6   Solacor 1/2  7.9   13.8   14.4   14.8   15.2   15.4   126.6   208.1   Chile PV 1  0.6   1.1   1.0   1.1   1.5   2.2   41.5   49.2   Chile PV 2  1.4   0.8   1.4   2.4   2.0   2.1   11.4   21.5   Italy PV 1  0.2   0.4   0.4   0.2   0.0   0.0   0.0   1.3   Italy PV 4  0.0   0.1   0.1   0.1   0.1   0.2   0.4   1.2   Total Solar  146.3   197.1   211.9   223.0   233.2   326.1   1,631.1      2,968.7   Palmatir  0.4   5.8   6.6   7.0   7.5   8.0   30.1   65.4   Cadonal  0.2   2.5   3.1   3.4   3.6   3.9   26.7   43.4   Melowind  3.0   4.6   5.0   5.1   4.8   5.7   40.6   68.7   Total Wind  3.6   12.9   14.7   15.5   16.0   17.5   97.4      177.6   ATN  1.5   6.0   6.4   6.8   7.3   6.7   48.1   83.0   ATS  15.7   7.4   8.3   9.5   10.7   12.1   331.8   395.4   ATN 2  1.2   5.0   5.1   5.3   5.4   5.6   14.2   41.9   Quadra 1/2  3.4   5.3   5.8   6.4   7.0   7.6   20.7   56.2   Palmucho  0.1   0.1   0.1   0.1   0.2   0.2   0.4   1.3   Total Transmission  22.0   23.9   25.8   28.1   30.6   32.3   415.2      577.8   Skikda  1.3   2.5   0.0   0.0   0.0   0.0   0.0   3.8   Tenes  2.2   8.1   8.4   8.7   9.0   9.4   27.9   73.6   Total Water  3.5   10.6   8.4   8.7   9.0   9.4   27.9      77.4   Coso  3.6   14.6   14.2   14.7   144.65   0.0   0.0   191.7   ACT  11.8   37.6   42.3   54.6   59.0   68.0   138.6   411.8   Rioglass CSP  2.2   1.4   1.5   1.2   0.3   0.1   0.0   6.7   Total Other  17.5   53.6   58.0   70.4   203.9   68.2   138.6      610.2   Total Non-Recourse Project Debt  192.8   298.1   318.8   345.7   492.6   453.4   2,310.2      4,411.6   No refinancing risk at the project level3  Includes $87.2 million tranche mini-perm structure to be refinanced in 2028    Includes $140 million tranche mini-perm structure to be refinanced in 2027.  Project debt amortization schedule as of September 30, 2023  Not including unconsolidated affiliates  Only 5% of our project debt needs to be refinanced by 2027/2028, which corresponds to the two tranches in (4) and (5)

 Weighted Average Life  Project debt term  PPAs with predefined prices for ~13 years on average2   Refinancing opportunities could increase CAFD in earlier years  Possibility to extend life in many assets (excluding   ATN and ATS)  Tails in most assets after debt amortization  Contract term3  Does not include assets without PPAs or partially contracted.  Calculated as weighted average years remaining as of September 30, 2023 based on CAFD estimates for the 2023-2026 period, including assets that have reached COD before September 30, 2023. See “Disclaimer – Forward Looking Statements”.  (3) Regulation term in the case of Spain and Chile TL3.   (4) From the total amount of $211 million project debt, $74 million are progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $137 million are expected to be refinanced in or before 2027.   LONG-TERM STABLE CASH FLOW  Portfolio of Contracted Assets1  4

Q3 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (1/2)

Key Financials US$ in thousands	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23
Revenue	**268,178**	**342,997**	**329,244**	**271,331**	**1,211,749**	**247,452**	**307,832**	**303,121**	**243,624**	**1,102,029**	**242,509**	**312,110**	**303,964**
Adjusted EBITDA	**171,249**	**232,985**	**229,846**	**190,307**	**824,388**	**173,626**	**228,678**	**228,336**	**166,459**	**797,100**	**174,204**	**229,624**	**223,454**
Atlantica's pro-rata share of Adjusted EBITDA from unconsolidated affiliates	(3,298)	(4,295)	(8,451)	(15,013)	(31,057)	(14,202)	(15,988)	(7,387)	(8,192)	(45,769)	(11,796)	(7,755)	(5,726)
Non-monetary items	(6,834)	8,625	33,675	20,346	55,809	10,413	10,940	10,839	(4,196)	27,996	649	(2,384)	9,973
Accounting provision for electricity market prices in Spain	*(659)*	*11,643*	*41,582*	*24,489*	*77,055*	*7,141*	*10,585*	*10,507*	*(2,980)*	*25,253*	*(1,153)*	*(4,460)*	*9,503*
Difference between billings and revenue in assets accounted for as concessional financial assets	*8,501*	*11,659*	*6,771*	*11,959*	*38,890*	*18,169*	*15,050*	*14,978*	*13,434*	*61,630*	*16,441*	*16,695*	*15,099*
Income from cash grants in the US	*(14,678)*	*(14,678)*	*(14,678)*	*(14,678)*	*(58,711)*	*(14,897)*	*(14,695)*	*(14,645)*	*(14,650)*	*(58,888)*	*(14,639)*	*(14,619)*	*(14,629)*
Other non-monetary items	-	-	-	*(1,424)*	*(1,424)*	-	-	-	-	-	-	-	-
Maintenance Capex	(3,278)	(1,098)	(246)	(13,100)	(17,722)	(2,844)	(3,614)	(7,283)	(4,847)	(18,588)	(7,630)	(12,041)	(5,067)
Dividends from unconsolidated affiliates	8,799	4,431	11,385	10,268	34,883	31,870	11,921	12,411	11,493	67,695	12,401	3,063	13,416
Net interest and income tax paid	(30,872)	(132,857)	(45,301)	(133,234)	(342,263)	(16,546)	(112,705)	(32,885)	(115,148)	(277,284)	(30,179)	(108,666)	(21,059)
Changes in other assets and liabilities	35,459	(1,699)	(11,873)	21,806	43,696	(5,588)	6,415	52,186	49,885	102,896	(92,980)	(8,295)	(11,516)
Deposits into/withdrawals from debt service accounts[1]	(29,639)	17,229	(8,456)	23,595	2,729	11,805	8,020	(20,503)	33,696	33,018	9,820	11,418	(8,813)
Change in non-restricted cash at project companies[1]	(71,162)	47,730	(89,947)	115,588	2,209	(103,116)	51,501	(135,718)	125,662	(61,672)	43,114	73,659	(98,297)
Dividends paid to non-controlling interests	(4,215)	(7,395)	(11,717)	(4,807)	(28,134)	(6,221)	(9,800)	(10,421)	(12,767)	(39,209)	(6,011)	(11,180)	(8,568)
Principal amortization of indebtedness net of new indebtedness at projects	(14,972)	(104,999)	(40,336)	(158,684)	(318,991)	(24,789)	(112,427)	(27,912)	(183,183)	(348,311)	(30,543)	(103,918)	(28,208)
Cash Available For Distribution (CAFD)	**51,237**	**58,657**	**58,580**	**57,073**	**225,547**	**54,407**	**62,941**	**61,662**	**58,862**	**237,872**	**61,049**	**63,525**	**59,589**
Dividends declared[2]	47,643	47,807	48,493	49,479	193,422	50,202	51,332	51,645	51,645	204,824	51,688	51,688	51,691
# of shares[3]	110,797,738	111,178,846	111,477,263	112,451,438		114,095,845	115,352,085	116,055,126	116,055,126		116,153,273	116,153,273	116,159,054
DPS (in $ per share)	**0.43**	**0.43**	**0.435**	**0.44**	**1.735**	**0.44**	**0.445**	**0.445**	**0.445**	**1.775**	**0.445**	**0.445**	**0.445**

(1) "Deposits into/withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform to this presentation.
(2) Dividends are paid to shareholders in the quarter after they are declared.
(3) Number of shares outstanding on the record date corresponding to each dividend, except the shares issued under the ATM program between the dividend declaration date and the dividend record date, as applicable.

21

Q3 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (2/2)

US$ in million Debt Details	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23
Project Debt	5,200.2	5,374.2	5,278.9	5,036.2	5,036.2	5,037.0	4,735.5	4,621.9	4,553.1	4,553.1	4,596.6	4,438.2	4,412.1
Project Cash	(624.6)	(603.1)	(685.0)	(534.4)	(534.4)	(625.9)	(545.1)	(675.8)	(540.2)	(540.2)	(493.5)	(414.0)	(546.6)
Net Project Debt	**4,575.6**	**4,771.1**	**4,593,9**	**4,501.8**	**4,501.8**	**4,411.1**	**4,190.4**	**3,946.1**	**4,012.9**	**4,012.9**	**4,103.1**	**4,024.2**	**3,865.5**
Corporate Debt	965.3	1,025.1	1,030.1	1,023.1	1,023.1	1,056.1	1,000.1	955.5	1,017.2	1,017.2	1,077.4	1,051.2	1,046.6
Corporate Cash	(434.2)	(83.2)	(78.6)	(88.3)	(88.3)	(113.1)	(123.1)	(105.8)	(60.8)	(60.8)	(109.4)	(72.8)	(48.0)
Net Corporate Debt	**531.1**	**941.8**	**951.5**	**934.8**	**934.8**	**943.0**	**877.0**	**849.7**	**956.4**	**956.4**	**968.0**	**978.4**	**998.6**
Total Net Debt	**5,106.7**	**5,713.0**	**5,545.1**	**5,436.6**	**5,436.6**	**5,354.1**	**5,067.4**	**4,795.8**	**4,969.3**	**4,969.3**	**5,071.1**	**5,002.6**	**4,864.1**
Net Corporate Debt / CAFD pre corporate interests[1]	**2.6x**[2]	**3.4x**	**3.5x**	**3.5x**	**3.5x**	**3.3x**	**3.1x**	**3.0x**	**3.4x**	**3.4x**	**3.3x**	**3.4x**	**3.4x**

(1) Ratios presented are the ratios shown on each earnings presentation relating to such period.
(2) Net corporate debt as of March 31, 2021, was calculated pro-forma including the payment of $170 million for the Coso investment ($130 million equity investment paid in April 2021 and additional $40 million paid in July 2021 to reduce debt).

22

Q3 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue US $ in thousands	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23
by Geography													
NORTH AMERICA	60,585	118,216	129,860	87,114	395,775	74,304	124,968	124,423	81,352	405,047	72,840	129,331	136,574
SOUTH AMERICA	38,308	40,043	38,778	37,856	154,985	38,528	39,804	44,217	43,892	166,441	43,720	47,793	48,756
EMEA	169,285	217,726	160,606	146,361	660,989	134,620	143,060	134,481	118,380	530,541	125,949	134,986	118,634
by Business Sector													
RENEWABLES	199,679	271,945	254,132	202,768	928,525	182,101	238,234	232,423	168,619	821,377	172,600	238,610	228,907
EFFICIENT NAT. GAS & HEAT	28,408	30,097	35,019	30,168	123,692	25,327	28,091	28,526	31,647	113,591	27,403	27,407	30,164
TRANSMISSION LINES	26,614	26,975	26,840	25,251	105,680	26,620	28,234	28,425	29,994	113,273	28,831	32,167	30,827
WATER	13,477	13,979	13,253	13,143	53,852	13,404	13,273	13,747	13,364	53,788	13,674	13,927	14,066
Total Revenue	**268,178**	**342,996**	**329,244**	**271,331**	**1,211,749**	**247,452**	**307,832**	**303,121**	**243,624**	**1,102,029**	**242,509**	**312,110**	**303,964**

Adjusted EBITDA	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23
by Geography													
NORTH AMERICA	40,287	94,574	108,500	68,442	311,803	58,266	102,913	96,981	51,828	309,988	51,969	102,069	106,646
SOUTH AMERICA	29,943	30,279	30,404	28,921	119,547	29,129	29,715	36,236	31,471	126,551	33,788	40,640	37,621
EMEA	101,019	108,133	90,942	92,944	393,038	86,231	96,051	95,118	83,161	360,561	88,447	86,915	79,186
by Business Sector													
RENEWABLES	117,036	177,995	169,830	137,722	602,583	122,223	174,606	173,022	118,165	588,016	119,122	173,448	167,872
EFFICIENT NAT. GAS & HEAT	23,182	24,039	29,166	23,548	99,935	21,699	22,315	22,794	17,752	84,560	22,610	21,396	22,520
TRANSMISSION LINES	21,203	21,319	21,721	19,392	83,635	20,523	22,656	23,047	21,784	88,010	23,470	25,780	24,006
WATER	9,828	9,633	9,129	9,645	38,235	9,181	9,102	9,473	8,758	36,514	9,002	9,000	9,055
Total Adjusted EBITDA	**171,249**	**232,985**	**229,846**	**190,307**	**824,388**	**173,626**	**228,678**	**228,336**	**166,459**	**797,100**	**174,204**	**229,624**	**223,453**

23

Q3 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation (at the end of the period)		1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23
RENEWABLES[1]	(MW)	1,591	2,018	2,022	2,044	2,044	2,044	2,048	2,121	2,121	2,121	2,161	2,161	2,161
EFFICIENT NAT. GAS & HEAT[2]	(MW)	343	398	398	398	398	398	398	398	398	398	398	398	398
TRANSMISSION LINES	(Miles)	1,166	1,166	1,166	1,166	1,166	1,229	1,229	1,229	1,229	1,229	1,229	1,229	1,229
WATER[1]	(Mft³/day)	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5

Production / Availability		1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23
RENEWABLES[3]	(GWh)	606	1,377	1,477	1,195	4,655	1,094	1,554	1,507	1,164	5,319	1,192	1,611	1,580
EFFICIENT NAT. GAS & HEAT	(GWh)[4]	542	501	622	627	2,292	625	626	647	603	2,501	600	630	662
	(availability %)[5]	98.3%	100.1%	101.1%	103.0%	100.6%	100.3%	99.9%	101.1%	95.1%	98.9%	94.9%	99.2%	102.3%
TRANSMISSION LINES	(availability %)[5]	100.0%	99.9%	100.0%	100.0%	100.0%	99.9%	99.9%	100.0%	100.0%	100.0%	100.0%	100.0%	99.9%
WATER	(availability %)[5]	97.5%	101.9%	99.8%	91.9%	97.9%	104.5%	99.9%	103.3%	101.4%	102.3%	100.8%	100.1%	102.5%

(1) Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.
(2) Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating since May 14, 2021.
(3) Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(4) GWh produced includes 30% share of the production from Monterrey.
(5) Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

24

Q3 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Capacity Factors

Historical Capacity Factors[1]		1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23	2Q23	3Q23
SOLAR														
	US	18.0%	38.6%	31.0%	17.0%	26.1%	17.2%	39.1%	32.4%	16.6%	26.3%	15.2%	42.4%	36.9%
	Chile[2]	28.4%	20.9%	20.6%	25.8%	23.9%	25.3%	20.4%	24.6%	28.8%	24.8%	27.6%	21.4%	19.0%[5]
	Spain	9.1%	24.8%	29.6%	10.7%	18.6%	7.3%	23.6%	27.9%	5.8%	16.2%	11.7%	26.9%	30.1%
	Italy	-	-	18.6%	8.3%	16.5%	12.7%	19.7%	20.0%	9.2%	15.4%	11.8%	16.9%	18.3%
	Kaxu	38.9%	26.9%	20.2%	48.4%	33.6%	36.9%	27.2%	28.8%	44.6%	34.4%	45.2%	21.2%	4.9%[4]
	Colombia	-	-	-	-	-	27.1%	24.0%	24.7%	23.4%	24.8%	20.6%	22.8%	27.3%
WIND														
	US	-	-	21.6%	35.4%	28.3%	38.1%	35.6%	20.3%	34.8%	32.2%	37.7%	26.4%	20.2%
	Uruguay[3]	32.6%	38.3%	38.2%	38.3%	36.9%	34.5%	27.7%	38.2%	41.8%	35.6%	33.6%	29.4%	42.3%

(1) Capacity factor ratio represents actual electrical energy output over a given period of time divided by the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.
(2) Includes Chile PV 2 since Q1 2021 and Chile PV 3 since Q3 2022.
(3) Includes curtailment production in wind assets for which we receive compensation.
(4) Scheduled major overhaul carried out by Siemens, the original equipment manufacturer, which lasted 28 days longer than expected and a subsequent unscheduled outage.
(5) Reduction in net capacity factor in Chile Solar due to curtailments.

25

 Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because such measures provide investors with additional tools to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD and CAFD per share are relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period and aims to use them on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.  We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:  they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;   they do not reflect changes in, or cash requirements for, our working capital needs;  they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;  some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and  the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.  We define Adjusted EBITDA as profit/(loss) for the period attributable to the parent company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in our consolidated financial statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated by dividing CAFD for the period by weighted average number of shares for the period.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

 Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the period ended September 30, 2023 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a noncontrolling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of entities carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

Q3 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

RECONCILIATION

Reconciliation of CAFD and Adjusted EBITDA to Profit for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended Sept 30		For the nine-month period ended Sept 30	
	2023	**2022**	**2023**	**2022**
Profit for the period attributable to the Company	**21,389**	**(13,543)**	**46,050**	**(9,473)**
Profit/(loss) attributable to non-controlling interest	(3,284)	4,550	2,846	11,278
Income tax	13,755	6,925	11,587	12,975
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	9,673	5,040	18,372	16,909
Financial expense, net	78,537	69,114	237,924	224,893
Depreciation, amortization, and impairment charges	103,384	156,250	310,502	374,059
Adjusted EBITDA	**223,454**	**228,336**	**627,281**	**630,641**
Atlantica's pro-rata share of Adjusted EBITDA from unconsolidated affiliates	(5,726)	(7,387)	(25,277)	(37,577)
Non-monetary items	9,973	10,839	8,238	32,192
Accounting provision for electricity market prices in Spain	*9,503*	*10,507*	*3,890*	*28,233*
Difference between billings and revenue in assets accounted for as concessional financial assets	*15,099*	*14,978*	*48,235*	*48,197*
Income from cash grants in the US	*(14,629)*	*(14,645)*	*(43,887)*	*(44,238)*
Maintenance Capex	(5,067)	(7,283)	(24,738)	(13,742)
Dividends from equity method investments	13,416	12,411	28,880	56,202
Net interest and income tax paid	(21,059)	(32,885)	(159,904)	(162,136)
Changes in other assets and liabilities	(11,516)	52,186	(112,791)	53,012
Deposits into/ withdrawals from restricted accounts[1]	(8,813)	(20,503)	12,425	(679)
Change in non-restricted cash at project level[1]	(98,297)	(135,718)	18,477	(187,334)
Dividends paid to non-controlling interests	(8,568)	(10,421)	(25,759)	(26,442)
Debt principal repayments	(28,208)	(27,912)	(162,669)	(165,128)
Cash Available For Distribution	**59,589**	**61,662**	**184,163**	**179,010**

(1) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

28

 RECONCILIATION  Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)  For the three-month period ended September 30  For the three-month period ended June 30  For the nine-month period ended September 30     2023  2022  2023  2022  Net cash provided by operating activities  195,152  251,590  333,822  515,726  Net interest and income tax paid   21,059  32,885  159,904  162,136  Changes in working capital   9,812  (50,094)  116,146  (47,778)  Non-monetary items and other  (8,295)  (13,432)  (7,868)  (37,020)  Atlantica’s pro-rata share of Adjusted EBITDA from unconsolidated affiliates  5,726  7,387  25,277  37,577  Adjusted EBITDA  223,454  228,336  627,281  630,641  Reconciliation of CAFD to CAFD per share  For the three-month period ended September 30  For the nine-month period ended September 30     2023  2022  2023  2022  CAFD (in thousands of U.S. dollars)  59,589  61,662  184,163  179,010  Weighted average number of shares (basic) for the period (in thousands)  116,154  115,604  116,149  114,236  CAFD per share (in U.S. dollars)  0.5130  0.5334  1.5856  1.5670

Q3 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of October 30 2023

RENEWABLE ENERGY

ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING[1]	YEARS IN CONTRACT LEFT[6]	CURRENCY
Solana		100%	USA (Arizona)	280 MW	APS	BBB+/A3/BBB+	20	USD
Mojave		100%	USA (California)	280 MW	PG&E	BB-/Ba2/BB+	16	USD
Coso		100%	USA (California)	135 MW	SCPPA & two CCAs[4]	Investment grade[4]	18	USD
Elkhorn Valley[7]		49%	USA (Oregon)	101 MW	Idaho Power Company	BBB/Baa1/--	4	USD
Prairie Star[7]		49%	USA (Minnesota)	101 MW	Great River Energy	--/A3/A-	4	USD
Twin Groves II[7]		49%	USA (Illinois)	198 MW	Exelon Generation Co.	BBB/Baa2/--	2	USD
Lone Star II[7]		49%	USA (Texas)	196 MW	n/a	n/a	n/a	USD
Chile PV 1		35%	Chile	55 MW	n/a	n/a	n/a	USD[3]
Chile PV 2		35%	Chile	40 MW	n/a	Not rated	7	USD[3]
Chile PV 3		35%	Chile	73 MW	n/a	n/a	n/a	USD[3]
La Sierpe		100%	Colombia	20 MW	Coenersa[5]	Not rated	12	COP
La Tolua		100%	Colombia	20 MW	Coenersa[5]	Not rated	10	COP
Tierra Linda		100%	Colombia	10 MW	Coenersa[5]	Not rated	10	COP
Albisu		100%	Uruguay	10 MW	Montevideo Refrescos	Not rated	15	UYU
Palmatir		100%	Uruguay	50 MW	UTE	BBB+/Baa2/BBB[2]	11	USD
Cadonal		100%	Uruguay	50 MW	UTE	BBB+/Baa2/BBB[2]	11	USD
Melowind		100%	Uruguay	50 MW	UTE	BBB+/Baa2/BBB[2]	12	USD
Mini-Hydro		100%	Peru	4 MW	Peru	BBB/Baa1/BBB	9	USD[3]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of October 30, 2023.
(2) It refers to the credit rating of Uruguay, as UTE is unrated.
(3) USD denominated but payable in local currency.
(4) Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bay Community Power, both with A rating from S&P; Southern California Public Power Authority, the third off-taker, is not rated.
(5) Largest electricity wholesaler in Colombia.
(6) As of September 30, 2023.
(7) Part of Vento II portfolio.

30

Q3 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of October 30, 2023	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING[1]	YEARS IN CONTRACT LEFT[6]	CURRENCY
RENEWABLE ENERGY	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	14/14	EUR[4]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	13/14	EUR[4]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	A/Baa1/A-	9/11	EUR[4]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	13/13	EUR[4]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	14/14	EUR[4]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	A/Baa1/A-	12/12/12	EUR[4]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	15/15	EUR[4]
	Seville PV		80%	Spain	1 MW	Kingdom of Spain	A/Baa1/A-	12	EUR[4]
	Italy PV 1		100%	Italy	1.6 MW	Italy	BBB/Baa3/BBB	8	EUR[4]
	Italy PV 2		100%	Italy	2.1 MW	Italy	BBB/Baa3/BBB	8	EUR[4]
	Italy PV 3		100%	Italy	2.5 MW	Italy	BBB/Baa3/BBB	8	EUR[4]
	Italy PV 4		100%	Italy	3.6 MW	Italy	BBB/Baa3/BBB	8	EUR[4]
	Kaxu		51%	South Africa	100 MW	Eskom	BB-/Ba2/BB-[2]	11	ZAR
EFFICIENT NAT. GAS & HEAT	Calgary		100%	Canada	55 MWt	22 High quality clients[3]	~41% A+ or higher[3]	17	CAD
	ACT		100%	Mexico	300 MW	Pemex	BBB/B1/B+	10	USD[5]
	Monterrey		30%	Mexico	142 MW	Industrial Customers	Not rated	23	USD
TRANSMISSION LINES	ATN		100%	Peru	379 miles	Peru	BBB/Baa1/BBB	17	USD[5]
	ATS		100%	Peru	569 miles	Peru	BBB/Baa1/BBB	20	USD[5]
	ATN 2		100%	Peru	81 miles	Minera Las Bambas	Not rated	10	USD
	Quadra 1/2		100%	Chile	49 miles / 32 miles	Sierra Gorda	Not rated	11/11	USD[5]
	Palmucho		100%	Chile	6 miles	Enel Generacion Chile	BBB/-/BBB+	14	USD[5]
	Chile TL 3		100%	Chile	50 miles	CNE	A/A2/A-	N/A	USD[5]
	Chile TL 4		100%	Chile	63 miles	Several Mini-hydro plants	Not rated	48	USD
WATER	Skikda		34%	Algeria	3.5 Mft^3/day	Sonatrach & ADE	Not rated	10	USD[5]
	Honaine		26%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	14	USD[5]
	Tenes		51%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	17	USD[5]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of October 30, 2023.
(2) It refers to the credit rating of the Republic of South Africa.
(3) Diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest unrated).
(4) Gross cash in euros dollarized through currency hedges.
(5) USD denominated but payable in local currency.
(6) As of September 30, 2023.

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Great West House, GW1, 17th floor,  Great West Road  Brentford TW8 9DF  London (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: November 8, 2023	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer